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AUG 28 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broad Street Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

494 Broad Street - Suite 206
(No. and Street)

NEWARK	NJ	07102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E Rankel — 917 225 2478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue - Ste 1430	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Adderly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broad Street Capital Markets, LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CHRISTOPHER L DEBNAM III
Notary Public – State of New Jersey
My Commission Expires Jul 13, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBSM LLP
Accountants & Advisors

805 Third Avenue
14th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Broad Street Capital Markets, LLC.
Newark, New Jersey

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Broad Street Capital Markets, LLC. (the "Company"), as of June 30, 2020, and the related statements of operations and changes in member's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report Supplemental Information
The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2019.

New York, NY
August 26, 2020

Broad Street Capital Markets, LLC
Statement of Financial Condition
June 30, 2020

Assets		
Cash	$	166,456
Deposit with clearing broker		50,000
Commissions and other receivables from clearing broker		4,551
Prepaid expenses		7,387
Fixed assets, net of accumulated depreciation and amortization of $26,289		16,102
Security deposit		6,747
Operating lease right-of-use asset		83,276
Total assets	$	334,519
Liabilities and Member's Equity		
Current Liabilities		
Commission payable to officer	$	50,000
Payroll Protection Program loan proceeds		46,884
Accrued trading platform fees		15,537
Accrued professional fees		12,200
Accrued execution charges		4,930
Accrued technology support costs		4,760
Accrued market data charges		2,886
Other		10,643
Operating lease liability		90,362
		238,202
Commitments and contingencies		
Member's equity		96,317
Total liabilities and member's equity	$	334,519

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Statement of Operations
Year Ended June 30, 2020

Revenues	
Riskless principal executions	$ 888,391
Commissions	120,874
Fees	172,500
Order flow rebates	8,742
Interest	673
Error account, net	2,042
Total	1,193,222
Expenses	
Compensation, including benefits	837,165
Commission rebates paid to another broker-dealer	87,151
Clearing and execution	39,513
Communication and data services	70,766
Occupancy, including office rent expense of $40,128	55,457
Professional fees	49,389
Regulatory	15,323
Business development	6,844
Other	8,365
	1,169,973
Net income	$ 23,249

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2020

Member's equity, June 30, 2019	$	**52,068**
Net income		**23,249**
Member's contributions		**21,000**
Member's equity, June 30, 2020	**$**	**96,317**

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Statement of Cash Flows
Year Ended June 30, 2020

Cash flows from operating activities		
Net income	$	23,249
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation-operating lease right of use asset		31,365
Depreciation and amortization of furniture and equipment		7,078
Rent paid-operating lease		(40,128)
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
Accrued compensation and benefits		46,664
Order flow rebate receivable		5,677
Accrued execution charges		4,930
Accrued professional fees		4,700
Receivables from clearing broker		4,023
Other accrued expenses		1,276
Accrued technology support costs		1,000
Prepaid expenses		253
Receivable from officer		36
Accrued trading platform fees		(6,588)
Accrued market data charges		(1,813)
Net cash provided by operating activities		81,722
Cash flows from financing activities		
Payroll Protection Program loan proceeds		46,884
Member's contributions		21,000
Accretion-operating lease liability		9,285
Net cash provided by financing activities		77,169
Cash - beginning		7,565
Cash - ending	$	166,456
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	944

1. Organization

Broad Street Capital Markets, LLC (the "Company") is an Indiana limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA'). The Company is wholly owned by Bergen Capital Advisors LLC, ("Bergen") a New Jersey limited liability company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies and accompanying financial statements of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") as followed by the securities broker-dealer industry.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company maintains deposits in financial institutions that at times exceeded the insured amount of $250,000 provided by the Federal Deposit Insurance Corporation (FDIC).

Revenue Recognition

Riskless principal trades, commissions and related clearing charges and registered representatives' compensation are recorded on a trade date basis. Fees, which for the year ended June 30, 2020 consisted primarily ($150,000) of financial advice provided to the city of Hartford, Connecticut in connection with its outstanding debt, are recognized as services are provided Based on its business activities, the Company has no contract liability balances either at the beginning or end of the period covered by its statement of operations nor any contract values related to performance obligations that are unsatisfied at the end of such period.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation, and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or the length of the lease.

Income Taxes

The Company is a disregarded entity for Federal and state income tax purposes as its results of operations are included in Bergen's income tax filings and, accordingly, it does not record an income tax provision.

Accounting for Uncertainty in Income Taxes
The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. The Company is no longer subject to U.S. federal and state income tax examinations for periods commencing prior to July 1, 2016.

Recent Accounting Pronouncements
The Company has reviewed recently issued accounting pronouncements and determined that they will not have a material impact on the Company's financial statements.

3. Clearing Broker

The Company introduces its customers on a fully disclosed basis to RBC Correspondent Services, a division of RBC Capital Markets, LLC ("RBC") who it also uses to clear its proprietary securities transactions. In accordance with its clearing agreement with RBC, the Company maintains a clearing deposit of $50,000.

4. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at June 30, 2020:

	Cost	Accumulated Depreciation/Amortization	Net
Leasehold improvements	$ 16,433	$ 10,355	$ 6,078
Furniture	14,265	7,812	6,453
Equipment	11,693	8,122	3,571
	$ 42,391	$ 26,289	$ 16,102

5. Payroll Protection Program Loan ("PPP Loan")

The Company applied for, and on April 30, 2020, received a PPP Loan of $46,884 offered through the Federal Small Business Program ("Program"). Under the Program, loan proceeds received will be forgiven to the extent that they have been spent on certain qualified expenses (the "Forgiveable Expense Amount"), principally employee salaries and certain additional compensation related expenses including medical insurance, state unemployment and disability payments; and other expenses including rent, mortgage interest and certain utilities. The Program initially specified that the loan proceeds were to be spent within eight weeks of receipt but that has since been extended to twenty four weeks. Accordingly, while the Company has spent the entirety of the loan proceeds, it has not yet received formal forgiveness and, accordingly, the loan proceeds are reflected as a liability in the accompanying statement of financial condition.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

The Company received a PPP Loan (see Note 5). Under guidance promulgated by FINRA, it had added the loan proceeds of $46,884 to Net Capital and excluded that amount from aggregate indebtedness.

At June 30, 2020, the Company had net capital, as defined, of $112,965 which exceeded the required minimum net capital of $7,203 by $105,762. Aggregate indebtedness at June 30, 2020 totaled $108,042. The percentage of aggregate indebtedness to net capital was 96%.

6. Commitments and Contingencies

The Company recognizes a right-of-usè asset and a lease liability on its office lease which expires in September, 2022 and obligates the Company to make minimum future rental payments for its fiscal years ending June 30, 2021, 2022 and therafter of $44,410, $45,520 and $11,450, respectively. The right-of-use asset is measured at cost which equals the amount of the lease liability and is depreciated using a straight-line method over the lease term. The lease liability is measured at the present value of the unpaid lease payments discounted at 10%/annum which the Company considers to be its approximate incremental borrowing rate.

In connection with the office lease, the Company has posted a security deposit of $6,747.

7. Related Party Transactions

The accompanying statement of financial condition reflects a payable to the Company's Chief Executive Officer ("CEO") of $50,000 while the accompanying statement of operations reflects compensation, including benefits, paid to or on behalf of the CEO of $122,350.

8. Income Taxes

As of June 30, 2020, the Company had no uncertain tax positions that require recognition or disclosure in the financial statements.

9. Business Risks

The Company faces substantial business risks due to the concentration of revenues generated by an individual registered representative from a single client. During the year ended June 30, 2020, that registered representative generated riskless principal transaction revenues of $888,391 while being paid $666,348 and causing the Company to incur

commission rebates paid to another broker-dealer of $87,151 and incremental clearing and execution expenses of approximately $16,000.

10. Evaluation of Subsequent Events

The Company has evaluated subsequent events through August 26, 2020, the date the financial statements were available for issuance.

Broad Street Capital Markets, LLC

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2020

Net capital:			
Member's equity		$	96,317
Deduct nonallowable assets:			
Prepaid expenses	7,387		
Fixed assets, net	16,102		
Security deposit	6,747		
Operating lease right-of-use asset	83,276		
			113,512
Add-back office right-of-use asset to extent of associated operating lease liability			83,276
Add-back PPP loan proceeds spent on forgiveable expenses			46,884
Net capital before haircuts on securities (tentative net capital)			112,965
Haircuts on securities			0
Net capital		$	112,965
Aggregate indebtedness:			
Commission payable to officer		$	50,000
Accrued trading platform fees			15,537
Accrued professional fees			12,200
Accrued execution charges			4,930
Accrued technology support costs			4,760
Accrued market data charges			2,886
Excess operating lease liability			7,086
Other			10,643
Total aggregate indebtedness		$	108,042
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)		$	7,203
Excess net capital at 1500 percent		$	105,762
Excess net capital at 1000 percent		$	102,161
Percentage of aggregate indebtedness to net capital			95.64%

Broad Street Capital Markets, LLC **Schedule II**

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
June 30, 2020

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Broad Street Capital Markets, LLC **Schedule III**

Reconciliations

Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

June 30, 2020

A. Reconciliation of Computation of Net Capital

1. Net capital, per FOCUS Report, Part IIA	$	112,965
Net Capital, per schedule I	**$**	**112,965**
2. Aggregate indebtedness per FOCUS Report, Part IIA	$	108,042
Aggregate indebtedness, per schedule I	**$**	**108,042**

RBSM LLP
Accountants & Advisors

805 Third Avenue
14th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Broad Street Capital Markets, LLC
Newark, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Broad Street Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Broad Street Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) Broad Street Capital Markets, LLC will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Broad Street Capital Markets, LLC stated that Broad Street Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Broad Street Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Voleo USA, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
August 26, 2020

Rule 15c3-3 Exemption Report
June 30, 2020

Broad Street Capital Markets, LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended June 30, 2020, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Andrew G. Adderly
Title: CEO
Date: August 26, 2020